FOR IMMEDIATE RELEASE                        Contact-Guy T. Marcus
July 23, 1997                                VP-Inv.Rel.
                                             (214) 978-2691


            HALLIBURTON 1997 SECOND QUARTER NET INCOME UP 42 PERCENT

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) announces 1997 second quarter net income of $101.9 million, an increase of 42 percent compared to 1996 second quarter net income of $71.8 million. After giving effect to Halliburton s recent 2-for-1 common stock split, Halliburton earned $.40 per share in the 1997 second quarter compared to $.29 per share in the year earlier period. Consolidated revenues for the company were $2,231.1 million in the 1997 second quarter, an increase of 22 percent from the year ago quarter. Halliburton s increased earnings resulted from substantial profit improvement by both the Energy and the Engineering and Construction business segments of the company.

     The Energy Group business segment's revenues increased 42 percent to $1,456.4 million compared to the year earlier quarter. Strong business unit revenue gains were achieved by Halliburton Energy Services, Landmark Graphics Corporation and Brown & Root Energy Services. Brown & Root Energy Services benefited from inclusion of newly acquired OGC International plc in the 1997 second quarter. Growth was experienced worldwide with U.S. revenues increasing by 36 percent and international revenues by 45 percent compared to a year ago.

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
Halliburton Company                Page 2


     Operating income for the Energy Group business segment in the 1997 second quarter increased 25 percent to $160.1 million compared to the second quarter of 1996. Last year's second quarter benefited from recognition of $32 million of gain-sharing award relating to the successful completion of the BP Andrew project substantially ahead of schedule and under budget. Excluding the gain-sharing award from last year's results, 1997 second quarter operating income increased by 66 percent.

     The Engineering and Construction Group business segment's operating margins improved to 3.9 percent and operating income reached $30.0 million for the 1997 second quarter compared to a loss of $4.2 million in the 1996 second quarter. The increased margins and operating income reflect benefits now accruing from restructuring the business in late 1996 and refocusing new backlog acquisition efforts on projects with higher profit margin potential. Revenues were $774.7 million in the 1997 second quarter, a decline of four percent compared to the 1996 second quarter due primarily to a reduction of about $100 million of work for the U.S. Department of Defense in Bosnia.

     Dick Cheney, chairman of the board and chief executive officer, said, "Halliburton Company's engineering and construction backlog reached $7.0 billion at June 30, an increase of 44 percent since the beginning of 1997. New strategic acquisitions completed over the past year have strengthened the company's competitive position, and we look forward to completing the acquisitions of Kinhill Holdings Limited and NUMAR Corporation and adding NUMAR'S proprietary MRIL (Magnetic Resonance Imaging Logging) technology to our array of services offered to the petroleum industry. These are some of the factors that give me optimism about the company's future growth prospects."

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
Halliburton Company                Page 3


     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

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

                               HALLIBURTON COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                          Quarter Ended          Six Months
                             June 30              June 30
                      ---------- ---------- ---------- ----------
                         1997       1996 *     1997       1996 *
                      ---------- ---------- ---------- ----------
                       Millions of dollars except per share data

Revenues
Energy Group          $ 1,456.4  $ 1,024.6  $ 2,576.7  $ 1,896.1
Engineering and
 Construction Group       774.7      806.2    1,551.9    1,639.4
                      ---------- ---------- ---------- ----------
  Total revenues      $ 2,231.1  $ 1,830.8  $ 4,128.6  $ 3,535.5
                      ========== ========== ========== ==========
Operating income
Energy Group          $   160.1  $   128.3  $   277.3  $   207.2
Engineering and
 Construction Group        30.0       (4.2)      59.4        9.5
Special charges              -          -          -       (12.2)
General corporate          (8.1)      (8.4)     (16.0)     (17.2)
                      ---------- ---------- ---------- ----------
  Total operating
   income                 182.0      115.7      320.7      187.3

Interest expense           (9.7)      (5.8)     (15.8)     (10.8)
Interest income             2.1        3.3        6.5        7.1
Foreign currency
 gains (losses)            (0.4)      (3.2)       0.6       (2.2)
Other nonoperating,
 net                       (0.1)      (0.5)       0.5        0.1
                      ---------- ---------- ---------- ----------
Income before
income taxes and
 minority interests       173.9      109.5      312.5      181.5

Provision for
 income taxes             (68.5)     (37.7)    (121.2)     (64.3)

Minority interest
in net (income) loss
of subsidiaries            (3.5)        -        (6.4)       0.1
                      ---------- ---------- ---------- ----------
Net income            $   101.9  $    71.8  $   184.9  $   117.3
                      ========== ========== ========== ==========

Income per share **   $    0.40  $    0.29  $    0.72  $    0.47

Average common
and common share
equivalents
outstanding               256.0      251.3      255.7      251.1

* Restated for Landmark Graphics Corporation pooling of interests and business realignment.

** Per share amounts are based upon average number of common and common share equivalents outstanding adjusted for the two-for-one common stock split declared on June 9, 1997, and effected in the form of a stock dividend on July 21, 1997, to shareholders of record at June 26, 1997.

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